

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2021

Ezra Levine
Chief Executive Officer
Collectable Sports Assets, LLC
333 Westchester Avenue, Suite W2100
White Plains, NY 10604

Re: Collectable Sports Assets, LLC
Post-Qualification Amendment No. 17 to Form 1-A
Filed November 30, 2021
File No. 024-11178

Dear Mr. Levine:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 18, 2021 letter.

Post-Qualification Amendment No. 17 to Form 1-A Filed November 30, 2021

General

1. We note your revisions in response to our comment and your references to "Date series launched: TBD." Please clarify for us what you mean by this reference. Your response letter indicates that some series are offered on a delayed basis pursuant to Rule 251(d)(3), however, to comply with Rule 251(d)(3)(i)(F) of Regulation A, you must commence the offering of each series you qualify within two calendar days of qualification. Commencing the offering of some of the qualified series while delaying the offering of others results in an impermissible delayed offering of the delayed series under Rule 251(d)(3)(i)(F) and yet there are multiple references to "TBD" following qualified series. Please advise.

2.   Also, please ensure that you use consistent references to the series titles throughout your offering circular. For example, previous offering circulars referred to one of your series as "#GIANNISIMMACULATE," however, it appears that this same series is now referred to as "GIANNISGOLDIMMACULATE" in the table where you refer to series offerings that have closed. Similarly, "#Ruth1933GoudeyRedAuto" seems to now be referred to as "#RUTH33GOUDEYSGC8." Please revise or advise.

   Please contact Nicholas Lamparski at 202-551-4695 or Mara Ransom at 202-551-3264 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Gary Brown